NEWS RELEASE 06-40	November 7, 2006

NEW HIGH GRADE DISCOVERY IN THE YUKON RETURNS 99 GRAMS PER TONNE GOLD AND 0.57% U3O8

Fronteer is pleased to report the discovery of a large new drill ready, high grade gold-uranium-copper zone in the Wernecke Mountains of north central Yukon. This new target area, called Thunder Mountain, is extremely unique in that it has yielded some of the highest grade gold results ever found with uranium in north central Yukon.

Thunder Mountain is one of four drill-ready target areas that have emerged from Fronteer’s recent three month exploration program on its 400 square kilometer land package, where attention has been focused on the discovery of “Olympic Dam-style” copper-gold-uranium deposits.

Results from new target areas will be released sequentially as assay results are received and compiled.

THUNDER MOUNTAIN GOLD-URANIUM-COPPER PROPERTY

Thunder Mountain is a new discovery in which bonanza grade gold-uranium-copper mineralization occurs over an interpreted source area measuring at least 550 metres by 400 metres. Surface sampling highlights are as follows:

  99.2 grams per tonne gold (2.9 oz/ton), 0.57% U3O8 and 5.1 grams per tonne silver taken from locally derived subcrop less than ten metres from its interpreted source.

  95.0 grams per tonne gold (2.8 oz/ton), 0.68% U3O8 and 6.7 grams per tonne silver, taken from a subcropping locally derived boulder.

  20 grams per tonne gold (0.6 oz/ton), 0.17% U3O8 and 2.8 grams per tonne silver taken from two subcropping boulders located several metres away from the high grade gold samples above.

  12.65% copper, 12.6 grams per tonne silver and 0.27 grams per tonne gold, from a boulder sample in a creek downstream from the interpreted source area.

  6.88% copper, 13.0 grams per tonne silver and 1.1 grams per tonne gold taken from a boulder sample adjacent to its interpreted source.

For complete assay results, please see the table at the end of the release.

“Over the past six months, we have created a new road map to discovery in this emerging Canadian mineral belt.” say Dr Rick Valenta, Fronteer’s VP Exploration. “We have applied new technology, remodeled existing data, tripled our land position and evaluated 48 distinct target areas. We are encouraged by our results to date and are well positioned for an exciting year of drilling in 2007”.

A 9,750 line kilometre Air-FTG gravity survey is currently being flown over the region. Survey results will be combined with surface geochemistry results and the Company’s proprietary dataset to form the basis for drill targets in 2007.

Fronteer holds an 80% interest in the Wernecke Mountains Project. The project is a joint venture with Rimfire Minerals Corporation (RFM-TSX-V), which holds a 20% interest. Newmont Exploration of Canada Limited, and NVI Mining Ltd. (a subsidiary of Breakwater Resources Ltd.) hold a combined 2% Net Smelter Royalty.

Assay Result Highlights

Sample Type	Width (m)	Au (g/t)	Ag (g/t)	Cu (%)	U3 08 (%)
Local float/subcrop		99.20	5.06		0.57
Local float/subcrop		95.00	6.73		0.68
Local float/subcrop		20.00	2.83		0.17
Local float/subcrop		3.19	19.40		0.28
Local float/subcrop		1.64	7.42	3.62
Outcrop Chip	1.00	1.29	7.24	1.52
Local float/subcrop		1.14	12.95	6.88
Local float/subcrop	0.10	0.98	5.70	2.14
Local float/subcrop		0.27	12.60	12.65
Local float/subcrop		0.27	6.53	0.22
Local float/subcrop		0.03	2.37	1.63
Outcrop Chip	0.15	0.03	1.52	0.02
Chip float/subcrop	0.10	0.02	2.28	0.81
Local float/subcrop		0.02	1.97	0.87

ABOUT FRONTEER

Fronteer is a rapidly evolving company committed to building long term value through ongoing discoveries, and strategic acquisitions. Fronteer currently has 10 drill rigs operating in Turkey on four gold projects and 1 drill rig operating in Mexico on two gold-silver projects. Fronteer holds a 47.3% interest in Aurora Energy Resources (AXU-TSX), which has a current market capitalization of approximately CDN$874 million. Fronteer has a strong balance sheet with approximately CDN$43 million in cash and short term investments.

For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O'Dea, President & CEO

Rick Valenta, VP Exploration & COO

(PH) 604-632-4677 or Toll Free 1-877-632-4677

info@fronteergroup.com

Assay results have been prepared under the guidance of Dr. Richard Valenta, P. Geo, who is designated as a Qualified Person with the ability and authority to verify the authenticity of and validity of this data. All samples were analyzed by ALS Chemex, North Vancouver, BC, using ICP-AES and fire assay. Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, future plans for resource estimation and exploration and potential mining method involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, economic and political stability in Turkey, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled "Risk Factors" in Fronteer’s Annual Information form and Fronteer’s latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.